UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For May 22, 2003

MADGE NETWORKS N.V.

(Translation of registrant’s name into English)

Keizersgracht 62-64

1015 Amsterdam

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F    ☒        Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes    ☐        No    ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N.A.

Page 1 of 5 Pages

Exhibit Index Appears on Page 4

MADGE NETWORKS N.V.

Item 1.    Press Release

Attached as Exhibit 1 to this Form 6-K is a copy of the Press Release issued by Madge Networks N.V. on May 22, 2003

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MADGE NETWORKS N.V.

By:	/s/ MARTIN MALINA
Martin Malina Managing Director

Date: 22 May 2003

3

EXHIBIT INDEX

Exhibit	Page
Press Release	5

4

Madge Networks N.V.

Keizersgracht 62-64

1015 CS Amsterdam

The Netherlands

Main:	(+44) 1753 661 000
Fax:	(+44) 1753 661 011

MADGE NETWORKS N.V. ANNOUNCES

APPOINTMENT OF TRUSTEE

Amsterdam, The Netherlands (May 22, 2003) — Madge Networks N.V. (OTCBB:MADGF.OB), a former global supplier of advanced wired and wireless networking product solutions, today announced that the Administrator appointed by the Dutch courts on April 17, 2003 pursuant to a Suspension of Payments order, has applied for and been granted a Bankruptcy order in Holland, in a process similar to that of a Chapter 7 bankruptcy under U.S. law.

The Dutch court has appointed Sjoerd M Postma as the Trustee in Bankruptcy of Madge Networks N.V. and all queries should be directed to him: Sjoerd M Postma, c/o De Vos & Partners, Queens Towers, Delflandlaan 1, 1062 EA Amsterdam, The Netherlands. Telephone:- + 31 20 206 07 00 or Fax:- + 31 20 206 07 50.

As previously announced, the business and assets of Madge Networks’ UK trading entities have been acquired by a new company that is trading as Madge Limited. For further information see the new company’s website at www.madge.com.

Ends

Private Securities Litigation Reform Act Statement

Investors should take note that certain statements in this press release are forward-looking and may not give full weight to all of the potential risks (e.g. the fact that other legal entities in the Madge Networks’ group may file for bankruptcy in their relevant jurisdictions). For more information on risks, please refer to Madge Networks’ SEC filings.